SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated December 31st, 2005 announcing Registrant’s fourth quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad CFO

Dated: January 30, 2006

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS RECORD Q4 AND 2005
RESULTS: BEST-EVER QUARTER AND BEST -
EVER YEAR

– After Rising for 8th Consecutive Quarters, Revenues Reach $3.1M
for Q4 & $10.9M for 2005 –
– 4th Profitable Quarter in a Row Yields
Record $0.11 EPS for Q4, $0.30 EPS for 2005 –

        KFAR SAVA, Israel – January 30, 2006 – Silicom Ltd. (NASDAQ and TASE: SILC) today reported record financial results for the fourth quarter and year ended December 31, 2005.

        Revenues for the fourth quarter of 2005 were $3,126,000, an increase of 98% compared with $1,581,000 for the fourth quarter of 2004, and an increase of 10% compared with $2,832,000 for the third quarter of 2005. These are the highest quarterly revenues in Silicom’s history and the Company’s eighth consecutive quarter of rising revenues.

        Net income for the quarter was $473,000, or $0.11 per share (basic and diluted), a new record for the Company, compared with a net loss of ($87,000), or ($0.02) per share for the fourth quarter of 2004.

        Revenues for the year ended December 31, 2005 rose to an all-time high of $10,876,000, an increase of 139% compared with $4,559,000 for 2004. The Company’s net income from the year’s four profitable quarters was $1,322,000, or $0.30 per diluted share, compared to a net loss of ($1,240,000), or ($0.30) per diluted share for 2004.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are proud to report the best quarter in our history, a strong end for a successful 2005 with four quarters of rising revenues and profits. For the first time ever, our yearly sales have crossed the $10 million milestone and we have posted a 12% net margin.

        “These satisfying results demonstrate the quantum leap forward that Silicom achieved in 2005. Throughout the year, our momentum intensified, with early customers ramping up their order volumes significantly and a growing number of new customers giving us new significant Design Wins, such as the two Design Wins with Fortune 100 companies announced during the fourth quarter alone. Now, with more than 30 Design Wins and more than 100 potential customers in the pipe line, we have established presence in the security, storage, load balancing, traffic management and other industries and are positioned to benefit from their growth.”

        Mr. Orbach continued, “In light of increased Israeli interest in our share, we have recently dual-listed the Company on the Tel Aviv Stock Exchange, a move we hope will expand our liquidity and trading volumes. In addition, we have recently completed an oversubscribed public offering of shares and options, raising approximately $6 million dollars. We are gratified by this vote of confidence and pledge to continue working to build the Company and shareholder value.”

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Eran Gilad, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: erang@silicom.co.il

– FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Summary of Results
(Unaudited)

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended December 31,		Full Year ended December 31,

	2005 (Unaudited)	2004 (Unaudited)	2005 (Unaudited)	2004 (Audited)

Sales	$3,126	$1,581	$10,876	$4,559
Cost of sales	1,855	954	6,507	2,999

Gross profit	1,271	627	4,369	1,560

Research and development costs, gross	398	374	1,561	1,596
Less - royalty bearing participations	(27)	(42)	(98)	(145)

Research and development costs, net	371	332	1,463	1,451

Selling and marketing expenses	241	205	903	718
General and administrative	184	156	695	614

	796	693	3,061	2,783

Operating income (Loss)	475	(66)	1,308	(1,223)

Financial income (expenses), net	(2)	(21)	14	(17)

Income (Loss) before taxes on income	473	(87)	1,322	(1,240)

Taxes on income	---	---	---	---

Net income (Loss)	$473	$(87)	$1,322	$(1,240)

Basic income (Loss) per share	$0.11	$(0.02)	$0.31	$(0.30)

Weighted average number of shares
outstanding - Basic EPS (in thousands)	4,301	4,199	4,256	4,190

Diluted income (Loss) per share	$0.11	$(0.02)	$0.30	$(0.30)

Weighted average number of shares
outstanding - Diluted EPS (in
thousands)	4,463	4,199	4,364	4,190

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	December 31, 2005 (Unaudited)	December 31, 2004 (Audited)

Assets

Current assets
Cash and cash equivalents	$2,276	$1,086
Short term investments	-	519
Trade receivables	2,395	741
Other receivables	453	337
Inventories	2,994	1,994

	8,118	4,677

Severance pay fund	587	559
Property and equipment, net	292	232
Other assets	48	57

Total assets	$9,045	$5,525

Liabilities and shareholder's equity

Current liabilities
Short-term bank credit	500	-
Trade payables	2,020	1,008
Other payables and accrued liabilities	822	522

Total current liabilities	3,342	1,530

Liability for severance pay	1,031	957

Total liabilities	4,373	2,487

Shareholders' Equity
Share capital and additional paid in
capital	5,964	5,652
Treasury stock	(38)	(38)
Retained earnings (deficit)	(1,254)	(2,576)

	4,672	3,038

Total liabilities and shareholders equity	$9,045	$5,525